Exhibit 12.1
Harman International Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	For the twelve months ended June 30,
	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations, before taxes	$124,484	$382,205	$376,187	$335,337	$227,520
Fixed charges	34,711	24,366	39,239	34,839	42,518

Total earnings available for fixed charges	$159,195	$406,571	$415,426	$370,176	$270,038

Fixed Charges:
Interest expense, including amortization of debt costs	$17,878	$9,599	$25,239	$18,139	$20,718
Interest factor on rent (Appox. 1/3 of rent expense)	16,833	14,767	14,000	16,700	21,800

Total Fixed Charges	$34,711	$24,366	$39,239	$34,839	$42,518

Ratio of Earnings to Fixed Charges	4.59	16.69	10.59	10.63	6.35